Mail Stop 3561

May 24, 2006

Mr. Kevin P. Larson
Chief Financial Officer, Senior Vice President and Treasurer
Unisource Energy Corporation
One South Church Avenue
Suite 100
Tucson, AZ 85701

      Re: Unisource Energy Corporation
            Tucson Electric Power Company
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 3, 2006
            Form 10-Q for Fiscal Quarter Ended March 31, 2006
            File Nos. 1-13739 and 1-5924

Dear Mr. Larson:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Data, page K-27

Non-GAAP Measures, page K-28

1. Please revise your presentation of Adjusted EBITDA, a non-GAAP measure of liquidity, to present cash flows from operating, investing, and financing activities alongside it.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page K-31

Tucson Electric Power Company, page K-41

Liquidity and Capital Resources, page K-50

TEP Cash Flows, page K-50

2. We note your presentation of Net Cash Flows after Capital Expenditures and Net Cash Flows Available after Required Payments, both non-GAAP measures of liquidity. Please revise your disclosure to include cash flows from operating, investing and financing activities alongside each measure. Also indicate that the non-GAAP measures should not be considered as an alternative to cash flows from operating activities, which is determined in accordance with GAAP, as a measure of liquidity.

Other, page K-66

Results of Operations, page K-66

Other Millennium Investments, page K-66

3. Please explain in detail your consideration of FIN 46R as it relates to your equity method investments in which you are the sole provider of funding. If none, please clarify in future filings and advise. Otherwise, if you concluded that these investments are excluded from the scope of FIN 46R based on paragraph 4, please explain your reasoning in detail. Otherwise, tell us how you concluded such investments are not variable interest entities, with specific reference to your consideration of paragraphs 5(b)(2) and 5(c) of FIN 46R. Finally, with reference to the applicable accounting literature, please tell us your basis for your current accounting treatment of these investments.

Unisource Energy Corporation Consolidated Statements of Cash Flows, page K-85

4. Please explain how you concluded operating activity classification was appropriate for the cash in- and out-flows associated with your Second Mortgage Indenture Deposit, which resulted in the release of $42 million in property from the lien of the mortgage indenture.

Note 2. Regulatory Matters, page K-103

TEP Rates and Regulation, page K-103

5.   As TEP is experiencing a revenue deficiency and is under a rate freeze until 2008, which may be extended until 2010, please describe what consideration you gave to the continued applicability of SFAS 71. In doing so, please specifically address how you believe your current regulated rates are designed to recover your specific costs of providing service as discussed in paragraph 5.b of SFAS 71. Further, tell us if you will be able to recover certain costs, such as unusual costs not contemplated in the determination of existing base rates, incurred during the rate freeze or upon completion of the freeze period. Also tell us how variances in fuel and purchased power costs are treated in rates during the rate freeze. Please be comprehensive in your analysis.

UNS Gas Rates and Regulation, page K-108

6. You disclose that UNS Gas has an allowed rate of return of 7.49%, based on a blended cost of capital of 9.05%. We assume the blended cost of capital represents your best estimate of your equity/debt costs and your regulatory body did not permit the full recovery of this return. If this is the case, it appears UNS Gas is not recovering its cost of capital. Please explain in detail how you concluded the criteria in paragraph 5.b of SFAS 71 were met. In this regard, please note footnote 1 of SFAS 71 states that allowable costs include amounts provided for earnings on shareholders' investments.

7. Please explain why "Under Recovered Purchased Gas Costs-Unbilled Revenue" is presented as a reduction of total "Under Recovered Purchased Gas Costs Included on the Balance Sheet." We would expect under recovered costs would increase this regulatory asset.

Note 5. Accounting For Derivative Instruments, Trading Activities and Hedging Activities, page K-116

8. With respect to your cash flow hedges, please disclose the estimated net amount of the existing gains or losses at the reporting date that is expected to be

reclassified into earnings within the next 12 months. Refer to the requirements of paragraph 45(b)(2) of SFAS 133.

Note 7. Utility Plant and Jointly-Owned Facilities, page K-123

9. Please disclose accumulated depreciation associated with your regulated and unregulated assets separately.

Note 9. Debt and Capital Lease Obligations, page K-127

Springerville Lease Debt, page K-128

10. Please explain to us the structure of the Springerville capital lease and the nature of the related investment in Springerville lease debt securities. Further, with respect to the investment and capital lease obligation, please explain to us why no legal right of setoff exists.

Note 11. Stockholders' Equity, page 132

Dividend Limitations, page 132

11. In light of the dividend restrictions placed on your subsidiaries, TEP, UNS Gas, and UNS Electric, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X.

Note 16. Share-Based Compensation Plans, page K-142

Stock Options, page K-143

12. Please revise your disclosed range of exercise prices so that the highest exercise price in a range is not greater than 150% of the lowest exercise price. Additionally, for each range presented, please disclose the number, weighted-average exercise price, and weighted-average remaining contractual life of options outstanding and the number and weighted-average exercise price of options currently exercisable. See paragraph 48 of SFAS 123.

Item 9A. Controls and Procedures, page K-154

13. You state that disclosure controls and procedures are "designed to ensure that information required to be disclosed in [your] periodic reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." In future filings, please also state, if true, whether your disclosure controls and procedures are designed to "ensure that

information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing and in Form 10-Q for fiscal quarter ended March 31, 2006.

14. We note your statement that "disclosure controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met." In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are effective *at that reasonable assurance level*. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing and in Form 10-Q for fiscal quarter ended March 31, 2006.

Exhibits 31(a) and 31(b)

15. In future filings, please revise your certifications to replace references to "annual report" with "report." You may continue to refer to "annual report" in Item 1 of the certification. Note that the language of the certifications required by Section 302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K should not be altered.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 3. Discontinued Operations – Sale of Global Solar, page 16

16. In light of your ten-year option to repurchase between 5 and 10 percent of the common stock of Global Solar, please explain in detail how you meet the conditions in paragraph 42 of SFAS 144 to report Global Solar's results of operations in discontinued operations. On a related matter, please tell us how you considered the repurchase option in calculating the loss on the sale of Global Solar.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant